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02042375

Pernod Ricard

PERNOD RICARD 2001 ANNUAL REPORT DESCRIBES "PURE PLAYER" STRATEGY IN WORDS AND IMAGES

Paris, France, June 26, 2002.... Pernod Ricard, one of the three leading spirits and wine companies in the world, has published a 120-page annual report in English, French and Spanish that outlines corporate strategy for becoming a "pure player" in the industry while reviewing excellent corporate results achieved for the year 2001.

A description of the "pure player" strategy following acquisition of Seagram's brands in December 2001 is the subject of the lead article quoting Chairman and CEO Patrick Ricard. In it, he predicts that "earnings per share will increase by 50% within two years" and that "...the Spirits and Wine sector, in which we have always recorded our best results, will become our sole activity" following disposal of non-core businesses.

Following a tradition of featuring an original work of art on the cover of its annual reports, Pernod Ricard commissioned an "assemblage" of individual tiles by French artist Eric Liot for the 2001 report. The young Frenchman has shined and polished each picture, taking a world tour through images reminiscent of mass-market objects (packaging, brand names and so forth) that are charged with emotion and become symbols of daily life.

The fourteen million-case brands of Pernod Ricard are *Chivas Regal, Clan Campbell* and *100 Pipers* Scotch whiskies; *Jameson* Irish whiskey; *Royal Stag* whiskey; *Wyborowa* wodka; *Seagram's Gin* and *Larios* gin; *Ricard* and *Pastis 51* anise; *Havana Club* and *Montilla* rum; *Martell* Cognac, and *Jacob's Creek* Australian wine.

The company's annual reports have won a number of design awards in the past. Copies of the 2001 Annual Report are available at BB&A in New York: Tel: 212 486 1140, Fax: 212 486 1158, e-mail: bburns@bba-intl.com.

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Contacts: Alain-Serge Delaitte, Paris, Tel: (33 1) 40 76 77 12
Barbara M. Burns, New York, Tel: (212) 486 1140